TSX-V: EPZ

www.epzresources.com

NEWS RELEASE

ESPERANZA REPORTS NEW CERRO JUMIL DRILL RESULTS AND

APPOINTS PROJECT FINANCE ADVISOR

Vancouver, B.C., January 4, 2012: Esperanza Resources Corp. (TSX.V: EPZ) is pleased to provide this update on its Cerro Jumil, Mexico project. Highlights of the on-going drill results include:

•

Drill Hole RCHE-11-220 intersected two separate intervals with 22.5 meters containing 2.5 grams of gold per tonne and 30 meters containing 1.1 grams of gold per tonne.

•

Drill Hole RCHE-11-221 intersected two separate intervals with 10.5 meters containing 1.7 grams gold per tonne and 18 meters containing 1.0.

•

Drill Hole RCHE-11-222 intersected 40.5 meters containing 1.6 grams gold per tonne.

Complete results are in the accompanying table and drillhole locations are shown on the accompanying map. A detailed drill hole plan map can be found on the Company’s website.

Drill Hole RCHE-11-220 had two consecutive samples (1.5 meters each) which contained 119 and 82 grams of gold per tonnes respectively. This demonstrates that small but high grade pockets do exist. All assays are cut to a top grade of 10 grams per tonne for the calculation of the average grade of any interval as well as for resource estimation.

The current drill results include in-fill holes designed to upgrade areas of inferred resource to measured or indicated status (RCHE-11-220, 221, and 222), condemnation holes that confirm no mineralization exists in areas proposed for future mine infrastructure (RCHE-11-217, 218, 226, 227, 228), and confirmation drilling of possible extensions of known zones either to depth or along strike of the identified deposit (RCHE-11-219, 223, 224,225).

Esperanza has contracted two new drill rigs which are expected to be in place this month. These will be used for exploration drilling as well as geotechnical and metallurgical sampling to support the upcoming feasibility study.

Project Finance Advisor Contracted

Esperanza has appointed Euroscandic International Group Consulting Inc. to act as an independent financial advisor for the Cerro Jumil gold project. The Company, together with Euroscandic, has initiated dialogues with non-equity capital sources with the aim of awarding a mandate to lead the debt portion of the anticipated project financing. It is the Company’s intention to appoint a Lead Arranger during the first quarter of 2012. Initiating this process will allow non-equity sources an early review and participation in the feasibility study to ultimately expedite the financing.

Euroscandic is an independent company specialized in the natural resources and raw materials sectors, offering investment banking and corporate advisory services including project finance advisory.

About Esperanza

Esperanza is focused on advancing the development of its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico. It is also actively investigating 11 other exploration interests in Peru and Mexico. In October of 2010 it announced a strategic investment which resulted in a 32% interest in Global Minerals Ltd. (TSX-V: CTG), owner of the Strieborná silver/copper project in Roznava, Slovakia.

QUALIFIED PERSON:  William Bond, CPG and Vice-President, Esperanza Resources is the Qualified Person (QP) under NI 43-101 responsible for the Cerro Jumil exploration program. He has verified the drill results and other data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories for analysis in Vancouver, Canada.  Gold samples were analyzed by fire assay and atomic absorption spectroscopy with a 30 g nominal sample weight. Silver is analyzed by induction coupled plasma – atomic emission spectroscopy (ICP-AES).  A description of quality control and quality assurance protocols can be found at: http://www.epzresources.com/protocols.php

SAFE HARBOUR:  Some statements in this release are forward-looking in nature. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbour” for certain forward-looking statements. Such statements include statements as to the potential of the Cerro Jumil property, the ability to finance further exploration, permit drilling and other exploration work, and the availability of drill rigs.

The forward-looking statements involve risks and uncertainties and other factors that could cause actual results to differ materially, including those relating to exploration and bringing properties into production. Please refer to a discussion of some of these and other risk factors in Esperanza’s Form 20-F filed with the U.S. Securities and Exchange Commission. The forward-looking statements contained in this document constitute managements’ current estimates as of the date of this release with respect to the matters covered herein. Esperanza expects that these forward-looking statements will change as new information is received and that actual results will vary, possibly in material ways. Forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change. For these reasons, investors should not place undue reliance on forward-looking statements.

We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the measured and indicated categories will be converted into reserves.

For further information, contact:

Esperanza Resources Corp.
Bill Pincus, President and CEO Toll Free: 1 866 890 5509 info@epzresources.com Website: www.epzresources.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Neither the TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada

accepts responsibility for the adequacy or accuracy of this release.

Cerro Jumil Drill Results January 4, 2012
Drill Hole	From (meters)	To (meters)	Interval (meters)	Grade (grams gold/ tonne)
RCHE-11-217	Condemnation hole
RCHE-11-218	Condemnation hole
RCHE-11-219	246.0	279.0	33.0	0.82
includes	256.5	265.5	9.0	2.00
RCHE-11-220	87.0	109.5	22.5	2.51
includes	87.0	100.5	13.5	3.61
RCHE-11-220	162.0	192.0	30.0	1.13
RCHE-11-221	22.5	33.0	10.5	1.72
RCHE-11-221	109.5	127.5	18.0	1.03
RCHE-11-222	1.5	42.0	40.5	1.56
RCHE-11-223	No significant intervals
RCHE-11-224	No significant intervals
RCHE-11-225	No significant intervals
RCHE-11-226	Maiz Target - Condemnation hole
RCHE-11-227	Maiz Target - Condemnation hole
RCHE-11-228	Maiz Target - Condemnation hole

ESPERANZA RESOURCES

Cerro Jumil Project 2012 Drill Hole Location Map

471,000 mE
472,000 mE
2,078,500 mN
2,077,500 mN
RCHE-11-225
RCHE-11-224
RCHE-11-223
RCHE-11-229
RCHE-11-228
Maiz
Drill Target
RCHE-11-227
RCHE-11-226
RCHE-11-218
RCHE-11-217
West Zone
RCHE-11-222
RCHE-11-219
RCHE-11-220
RCHE-11-221
Las Calabazas
Zone
Southeast Zone
Possible
SW Extension
RCHE-11-231
Colotepec
Drill Target

Explanation

- Recent Drilling
- Previous Drilling
- Drill Target

Mineral Related Alteration

N

0 100 200
meters

Date: 3 January 2012

Projection: NAD27 Mexico UTM Zone 14